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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 7)(1)

                            Forrester Research, Inc.
             ------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 per value per share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                    34653109
             ------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2003
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]  Rule 13d-1(b)

                  [ ]  Rule 13d-1(c)

                  [X]  Rule 13d-1(d)




--------

      (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages
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CUSIP No. 34653109                    13G                      Page 2 of 5 Pages



    1.     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              George F. Colony
--------------------------------------------------------------------------------
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]


                                                                       (b) [ ]
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    3.     SEC USE ONLY

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    4.     CITIZENSHIP OR PLACE OF ORGANIZATION

              Massachusetts
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                              5.     SOLE VOTING POWER
         NUMBER OF                       8,010,440 shares**
          SHARES              --------------------------------------------------
       BENEFICIALLY           6.     SHARED VOTING POWER
         OWNED BY                      1,580 shares**
           EACH               --------------------------------------------------
         REPORTING            7.     SOLE DISPOSITIVE POWER
          PERSON                       8,012,020 shares**
           WITH               --------------------------------------------------
                              8.     SHARED DISPOSITIVE POWER
                                       1,580 shares**

--------------------------------------------------------------------------------
    9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,012,020 shares**
--------------------------------------------------------------------------------
   10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           [ ]
           CERTAIN SHARES*
--------------------------------------------------------------------------------
   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              36.4%
--------------------------------------------------------------------------------
   12.     TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------


      **The aggregate ownership reported includes currently exercisable stock options to purchase 12,300 shares of common stock, par value $.01 per share ("Common Stock"), of Forrester Research, Inc. (the "Company"), 1,580 shares of Common Stock held by Mr. Colony's wife, and 70,500 shares of Common Stock that are subject to options Mr. Colony granted to one employee. Mr. Colony disclaims beneficial ownership of the 1,580 shares of Common Stock held by his wife, and this report shall not be deemed an admission that Mr. Colony is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended.



                               Page 2 of 5 Pages
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SCHEDULE 13G

Item 1(a)      Name of Issuer:
                         Forrester Research, Inc.

     1(b)      Address of Issuer's Principal Executive Offices:
                         400 Technology Square
                         Cambridge, MA 02139

Item 2(a)      Name of Person Filing:
                          George F. Colony

     2(b)      Address of Principal Business Office or, if none, Residence:
                         c/o Forrester Research, Inc.
                         400 Technology Square
                         Cambridge, MA 02139

     2(c)      Citizenship:
                         Massachusetts

     2(d)      Title of Class of Securities:
                         Common Stock, $0.01 per value per share

     2(e)      CUSIP Number:
                         34653109

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):
                         Not applicable

Item 4         Ownership:

     4(a)      Amount beneficially owned:
                         8,012,020 shares**

     4(b)      Percent of Class:
                         36.4%

     4(c)      Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
                         8,010,440 shares**

               (ii)  shared power to vote or to direct the vote:
                         1,580 shares**


                               Page 3 of 5 Pages
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               (iii)  sole power to dispose or to direct the disposition of:
                         8,010,440 shares**

               (iv)  shared power to dispose or to direct the disposition of:
                                 1,580 shares**

Item 5         Ownership of Five Percent or Less of a Class:
                                 Not Applicable.

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
                                 Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
               Company:
                                 Not Applicable.

Item 8         Identification and Classification of Members of the Group:
                                 Not Applicable.

Item 9         Notice of Dissolution of Group:
                                 Not Applicable.

Item 10        Certification:
                                 Not Applicable.

      **The aggregate ownership reported includes currently exercisable stock options to purchase 12,300 shares of Common Stock of the Company, 1,580 shares of Common Stock held by Mr. Colony's wife, and 70,500 shares of Common Stock that are subject to options Mr. Colony granted to one employee. Mr. Colony disclaims beneficial ownership of the 1,580 shares of Common Stock held by his wife, and this report shall not be deemed an admission that Mr. Colony is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended.



                               Page 4 of 5 Pages
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      After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       By:  /s/ George F. Colony
                                                          ----------------------
                                                       Name:  George F. Colony

March 30, 2004


                               Page 5 of 5 Pages